SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                  PROFESSIONAL TRANSPORTATION GROUP LTD., INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.00 PAR VALUE
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                         (Title of Class of Securities)

                                    742963101
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                                 (CUSIP Number)

                                 August 16, 2000
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                               (Page 1 of 4 Pages)

CUSIP No. 742963101                    13G                     Page 2 of 4 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Endeavour Capital Investment Fund S.A.
    None
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    The Bahamas
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                  5    SOLE VOTING POWER

                       951,159 shares of common stock of the Issuer
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None.
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             951,159 shares of common stock of the Issuer
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       None.
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    951,159 shares of common stock of the Issuer
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.9%
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12  TYPE OF REPORTING PERSON*

    CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).    Name of Issuer.
              PROFESSIONAL TRANSPORTATION GROUP LTD., INC.

Item 1(b).    Address of Issuer's Principal Executive Offices.
              1950 Spectrum Circle
              Suite B-100
              Marietta, Georgia 30067

Item 2(a).    Names of Person Filing.
              The Endeavour Capital Investment Fund S.A.

Item 2(b). Address of Principal Business Office, or if none, Residence. The address of the principal business office of The Endeavour Capital Investment Fund S.A. is:
              Cumberland House
              #27 Cumberland Street
              Nassau, New Providence
              The Bahamas

Item 2(c).    Citizenship.
              The Endeavour Capital Investment Fund S.A. is a Bahamian Corporation.

Item 2(d).    Title of Class of Securities.

              Common Stock, $.00 par value per share.

Item 2(e).    CUSIP Number.
              742963101

                                                               Page 3 of 4 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
            Not applicable. This statement is filed pursuant to Rule 13d-1(c)

Item 4.     Ownership.

      (a) Amount beneficially owned by reporting person, as of August 16, 2000, are 951,159 shares of common stock of the Issuer.

      (b) Percent of Class: The reporting person holds 9.9% (based on 9,607,675 shares of common stock of the Issuer issued and outstanding as of June 30, 2000).

      (c)   Number of shares as to which such person has:
            (i) Sole power to direct the vote: 951,159 shares of common stock of the Issuer.
            (ii)  Shared power to vote or to direct the vote: none.
            (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 951,159 shares of common stock of the Issuer.
            (iv)  Shared power to dispose or direct the disposition of: none.

Item 5.     Ownership of Five Percent or Less of a Class.
            Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            Not applicable.

Item 9.     Notice of Dissolution of Group.
            Not applicable.

Item 10.    Certification.
            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                               Page 4 of 4 Pages


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             December 11, 2000
                                ------------------------------------------------
                                                   (Date)
                        --------------------------------------------------------
                            /s/ The Endeavour Capital Investment Fund, S.A.
                                       By: Barry Herman, President


                                              /s/ Barry Herman
                        --------------------------------------------------------
                        --------------------------------------------------------
                                            (Signature)